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EXHIBIT 4.12

SERVICE AGREEMENT BETWEEN TELKOM SA
LIMITED AND SIZWE ERROL NXASANA

1.    INTRODUCTION

  1.1.
  The employee is the Chief Executive Officer of the company. The employee's employment with Telkom SA Limited, its successors and assignees ("the company) is subject to the following terms and conditions:

2.    DEFINITIONS

"BCEA"	means the Basic Conditions of Employment Act, 75 of 1997
"cause"
shall mean the termination by the Company of the Executive's employment for misconduct, including but not limited to, poor performance. It is specifically recorded that cause shall not include termination for operational reasons and/or capacity (excluding poor performance)
"contract period"	shall mean the period 1 January 2004 to 31 December 2005
"EBIT"	Earnings Before Income Tax
"significant shareholder"	means more than 10% ownership of voting shares
"the board"	means the Telkom SA Limited Board of Directors
"the company"	Telkom SA Limited
"the employee"	SIZWE ERROL NXASANA

3.    CONDITIONS AND DURATION

  3.1.
  This agreement will be for the period 1 January 2004 to 31 December 2005. The extension of the agreement will be considered at least 6 (six) months prior to 31 December 2005.

  3.2.
  The employee agrees to serve the company as Chief Executive Officer or in such capacity of comparable status as the company requires, having regard to the operational needs and requirements of the company and the employee's ability and capacity to fulfil such requirements.

4.    RESPONSIBILITIES AND DUTIES

  4.1.
  The employee shall undertake all duties, functions and responsibilities normally associated with the position of Chief Executive Officer and such other instructions, duties and responsibilities as may be allocated to the employee by the Board or the employee's superior from time to time.

  4.2.
  The employee shall at all times faithfully, promptly and punctually carry out and perform all the employee's duties, including such duties as may conform with the employee's position, be they delegated or assigned to the employee.

5.    APPOINTMENT TO BE FULL-TIME

  5.1.
  During the contract period the employee shall devote all the employee's time and attention during normal business hours to the business affairs of the company and the employee shall not be involved either directly or indirectly and whether as principal, agent, director, shareholder, or in any other manner whatsoever, in any other form of business without prior written consent of the company.

6.    REMUNERATION PARTICULARS

  6.1.    FIXED REMUNERATION

  6.1.1.
  Particulars of the annual fixed guaranteed package as from 1 January 2004 pertaining to this position, are stipulated hereunder:

R
Basic pensionable salary	2,138,773
Retirement fund—Telkom contribution	278,040
Other benefits*	873,608

TOTAL	3,290,421
        *
        Other benefits consist of company contribution towards medical aid, motorcar allowance and other cash benefits.

  6.1.2.
  The fixed remuneration package of the employee will be reviewed on 1 January 2005.

  6.2.    VARIABLE REMUNERATION

  6.2.1    INCENTIVE SCHEME

  6.2.1.1
  The employee will be eligible to participate in the Incentive Scheme for Top Management as approved by the Board from time to time. For the 2003/04 financial year, the basis for the Incentive Scheme will be the Team Award and the Individual Award as approved by the Board.

  6.2.1.2
  The Team Award constitutes 80% and the Individual Award 20% of the overall award. Achievement of 80% or less of the Team Award or Individual Award targets, will result in an overall award of 0%. If the Team Award is achieved but the Individual Award is 80% or less, the overall award is 0% and vice versa.

  6.2.1.3
  The employee will qualify for the following bonus if 100% actual performance is achieved:

Guaranteed package R3,290,421 x 70% x *100%	=	R 2,303,294
    *
    Actual performance

  6.2.1.4
  The bonus for will be calculated over the period 1 April 2003 to 31 March 2004 and will be based on the Guaranteed Package of the employee as at 31 March 2004.

  6.2.1.5
  For every 1% actual performance above 100%, an additional 1% is added, eg if the actual performance is 105%, the bonus is calculated at actual performance of 110% (the 5% above 100% increases to 10% above 100%). Similarly, for every 1% actual performance below 100%, the percentage bonus decreases by a further 1%, eg if actual performance is 95%, the bonus is calculated at actual performance of 90%.

  6.2.1.6
  EBIT will be part of the Team Award. The amount of money available for payment of bonuses, will increase by 6% for every 1% above the EBIT target and decrease by 10% for every 1% below the EBIT target.

6.3.    MANAGEMENT SHARE OPTION SCHEME

  The employee will be eligible to participate in the Management Share Option Scheme, should such a scheme be approved by the Shareholders within the contract period. Alternatively, a scheme with equivalent reward will be offered to the employee. In the event that this contract is not renewed after two years, any unvested share options that may have been granted to the employee shall vest at the end of the contract period and be governed by the terms of the MSOP.

6.4.    RETIREMENT FUND

  Membership of the Telkom Retirement Fund is compulsory. The employee's own contribution to the fund will be 7,5% per annum of pensionable salary while the employer contribution paid by Telkom on the employee's behalf will be 13% per annum of pensionable salary. The employer contribution is accordingly indicated as such in the fixed remuneration package set out in paragraph 6.1.

6.5.    MEDICAL AID

        The employee may join a medical aid scheme recognised by the company.

  •
  The company contributions to the medical aid are included in the flexible benefits portion of the fixed remuneration package. The employee will be responsible for the full contribution to the Medical Aid as part of the fixed remuneration package.

  •
  Where the cost of medical aid changes (e.g. marital status, number of dependants, increased contributions, etc.) during any period (annually), the car allowance will be decreased/increased accordingly. Therefore, all increases in medical aid tariffs will be borne by the employee.

6.6.    MOTOR CAR ALLOWANCE

  6.6.1.
  The motorcar allowance is already included in the employee's total fixed remuneration package as set out in paragraph 6.1. It is expected of the employee to make available or purchase a vehicle in order to be able to perform the employee's task. There is an arrangement with Stannic and Debis to provide finance at favourable terms should the employee wish to make use of it. It is expected from the employee to use the employee's own vehicle for business purposes.

  6.6.2.
  The employee will be reimbursed for business related travel based on a fixed rate per kilometre. The fixed rate per kilometre is based on the Oxbridge rates (previously Automobile Association) and is reviewed from time to time depending on fluctuation in fuel price. Kilometres travelled between home and workplace are not regarded as business kilometres.

6.7.  INSURANCE

  Telkom accepts liability for the comprehensive insurance of the employees' vehicle in accordance with the general conditions and provisions of the Telkom Motor Insurance Policy:

  •
  It is the employee's responsibility to arrange insurance through Risk Management and any enquiries must be forwarded directly to them.

  •
  The cost of the insurance of a vehicle is not included in the fixed remuneration package. The insurance premium will be included in the car allowance and reflected on the employee's IRP 5 for tax purposes.

  •
  The company will not reimburse employees who insure their vehicles with any other insurer outside the Telkom Insurance Scheme.

  •
  This will also apply if the employee participation in the Telkom Insurance Scheme is terminated for any reason whatsoever. In such cases, the employee will be liable to arrange and pay for own insurance.

6.8.  PARKING OF VEHICLE

  Telkom will provide a parking facility for the employee at its premises or will lease/ rent a parking facility for the employee. The cost of the parking facility will be borne by Telkom.

6.9.  TELEPHONE CONCESSION

  The company accepts responsibility for the installation and rental for one main telephone service and unlimited telephone rebate. 50% of metered calls in respect of the telephone service from home is regarded for business purposes and the other 50% of units is subjected to tax. Where applicable, metered calls in respect of a second telephone service, which is connected to a fax machine or a modem is regarded as for business purposes and is thus exempted from tax.

6.10. CELL PHONE

  The employee is issued with a cell phone. Expenditure is for the account of the Company. The cell phone is regarded for business purposes and expenditure will not be taxed.

6.11. DEDUCTIONS

  6.11.1.
  The employee agrees to the following deductions to be made by the company from the employee's salary

  6.11.1.1.
  medical aid subscription (if applicable)

  6.11.1.2.
  retirement fund contribution

  6.11.1.3.
  taxation

  6.11.2.
  By agreement with the employee, the company may deduct from the employee's salary, advances not repaid, monies borrowed from the company or damages or losses negligently occasioned by the employee.

  6.11.3.
  The employee will be notified in writing of any amendments to be made to such deductions by the company from time to time which must, unless required by operation of law, be approved in writing by the employee prior to such deductions being made.

6.12. HOURS OF WORK

  6.12.1.
  The employee is expected to work a minimum of 40 hours per week. Due to the seniority of the employee's position, flexibility of the employee's working hours is an express term of this contract. The company's operational requirements may, however, never be prejudiced by the employee's choice of working hours.

  6.12.2.
  The employee acknowledges that by virtue of the employee's position, the employee may be required to work beyond the company's core working hours from time to time, including on Saturdays, Sundays and Public Holidays.

  6.12.3.
  The employee will not receive additional payment for working beyond the company's normal core working hours or on Saturdays, Sundays and Public Holidays.

  6.12.4.
  The employee may adjust the employee's schedule to take compensatory time off if the employee's duties and responsibilities permit.

6.13. LOCATION

  6.13.1.
  The employee will be based in Pretoria. The employee may be required to render services at such other location as required by the company from time to time to enable the company to exploit, expand or consolidate its business interests and/or operations.

  6.13.2.
  In the event of the company intending to transfer the employee permanently to another location, or to second the employee to such location for an extended period, the employee shall not unreasonably refuse to take up such transfer or secondment. If the company was to transfer the employee to another location, the company will pay the reasonable costs incurred with such relocation.

6.14. ANNUAL LEAVE

  The employee will qualify for 25 working days leave per annum which will accrue at 2.08 working days per completed month of service. Of the 2.08 working days, the employee will have to take at least 15 consecutive working days leave in order to comply with the requirements of the Basic Conditions of Employment Act. The employee will be allowed to accrue leave to a maximum of 28 working days.

6.15. SICK LEAVE

  The employee will qualify for 36 working days sick leave in a three-year cycle. If the employee needs more than 36 working days in the three-year cycle additional sick leave can in exceptional circumstances be allocated to the employee (this will depend on the employee's sick leave records, etc.). Otherwise this additional sick leave would be sick leave without pay. The employee may accrue sick leave to a maximum of 90 working days.

6.16. SPECIAL LEAVE AND STUDY LEAVE

  Special leave which includes family responsibility leave, study leave, etc., may be granted subject to specific conditions. Details in this regard will be made available to the employee by the personnel office should it be required.

6.17. MEDICAL EXAMINATIONS

  If the employee is absent from work regularly for medical reasons or if there is a concern regarding the employee's health, the employee will consent to undergo a medical examination at the cost of the company by a medical practitioner appointed by the company.

6.18. CODE OF BUSINESS ETHICS

  The Code of Business Ethics of Telkom will be applicable on the employee and must be signed by the employee confirming that the employee has read and understood the contents.

6.19. CONDITIONS OF SERVICE

  All the conditions of service of Telkom, as may be amended from time to time, will be applicable on the employee. It is expected of the employee to study the conditions of service carefully.

6.20. CONFIDENTIALITY AGREEMENT

  A confidentiality agreement which forms an integral part of this Agreement, must be signed by the employee, covering a secrecy undertaking. This is a specific condition of employment.

6.21. TERMINATION OF SERVICE

  6.21.1
  The termination of the employee's services is subject to six calendar months' notice given on either side.

  6.21.2
  Should the employment of the employee be terminated by the Company during the contract period without cause or in the event that the employee becomes disabled in terms of the Rules of the Telkom Retirement Fund, or dies during the contract period, the Company will refund the employee for the remaining period of the contract. The fixed remuneration and bonuses payable in terms of the Incentive Scheme for the remaining period of the contract period as well as any Share Options allocated to the employee during the contract period, will be taken into account in determining the amount to be refunded to the employee.

  6.21.3
  Should the employment of the employee be terminated by the Company for cause or should the employee decided to terminate this contract, no monies will be refunded to the employee.

6.22. RETURN OF ASSETS AND RECORDS

  On termination of employment the employee shall immediately deliver to the company all assets, records, documents, accounts, letters, notes, memoranda and papers of every description within the employee's possession or control relating to the affairs and business of Telkom whether or not they were originally supplied by Telkom.

6.23. RULES AND REGULATIONS

  The employee agrees that the employee shall conform to all policies, rules, regulations and procedures in operation at the company from time to time. The rules, regulations and procedures of the company shall form part of this contract of employment and are obtainable from the personnel section.

        THUS DONE AND SIGNED AT PRETORIA ON THIS 26th DAY OF NOVEMBER 2003.

for and behalf of: the Board of Directors
AS WITNESSES:
1.
2.

        THUS DONE AND SIGNED AT PRETORIA ON THIS 28th DAY OF NOVEMBER 2003.

the employee

AS WITNESSES:

AS WITNESSES:
1.
2.

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  EXHIBIT 4.12
SERVICE AGREEMENT BETWEEN TELKOM SA LIMITED AND SIZWE ERROL NXASANA